

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2013

Via E-mail
L. Daniel Browne
President and Chief Executive Officer
Revance Therapeutics, Inc.
7555 Gateway Boulevard
Newark, CA   94560

> **Re: Revance Therapeutics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 19, 2013**
> **CIK No. 0001479290**

Dear Mr. Browne:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

2. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or

distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. Comments to your application for confidential treatment will be delivered under separate cover.

5. Please update your financial statements pursuant to Rule 3-12 of Regulation S-X.

Prospectus Summary, page 1

6. Please expand your disclosure to include a summary description of the terms of the Medicis settlement agreement that will require the payment to Medicis of $7 million from the proceeds of the offering.

Intellectual Property and Manufacturing, page 5

7. Please expand your disclosure to clarify that while you control the manufacturing process for the botulinum toxin type A, you rely on third parties for the bulk peptide, diluent and the delivery apparatus.

Risk Factors, page 12

8. We note your disclosure on page 75 that botulinum toxin has been approved to treat only one aesthetic indication, glabellar lines, although you believe that botulinum toxin is widely used for other aesthetic indications. Please include a risk factor discussing the potential regulatory and liability risks to the company associated with the possible use of RT001 off label by physicians for aesthetic indications other than crow's feet lines.

"If RT001 or any future product candidates fail to demonstrate safety and efficacy in clinical trials,…" page 32

9. Please revise the subheading to reflect the risks identified in the risk factor. The risk factor discusses the potential regulatory risks that may arise after your product candidates receive regulatory approval while the subheading notes risks associated with not obtaining regulatory approval. Upon revision, consider whether to include a separate subheading for the final paragraph of this risk factor as it relates to risks associated with new or modified regulations rather than safety or efficacy in clinical trials that may be required after regulatory approval.

Use of Proceeds, page 42

10. Please expand your disclosure to estimate the amount of proceeds that will be used for each purpose as required by Item 504 of Regulation S-K. Specifically, please include

estimates of the amount of proceeds you expect to allocate to your Phase 3 clinical trials for RT001 for the treatment of crow's feet lines, an estimate of the amount you may allocate for additional indications and capital expenditures for your manufacturing, facilities, quality control and regulatory efforts associated with RT001, respectively. Further, please disclose whether the proceeds to be allocated to your Phase 3 clinical trials will be sufficient fund the trials to completion.

<u>Management Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations</u>
<u>Research Development Expenses, page 56</u>

11. Please disclose the costs incurred during each period presented and to date for your material projects.

<u>Other Income (Expense), page 57</u>

12. Please tell us how the reduction in expected term of the embedded derivatives was the primary driver in the $14.2 million gain.

<u>Critical Accounting Policies</u>
<u>Stock Based Compensation, page 62</u>

13. We have reviewed your disclosure and have the following comments:
    - Please update the table on page 65 through the date of the amendment.
    - Please note we may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

<u>Derivative Liabilities, page 67</u>

14. Please disclose the methodology used to determine the fair value of the each of these derivatives. In addition discuss and quantify the key assumptions you have made and how they have changed from the prior period.

<u>Business, page 73</u>

<u>RT001 – Our Topical Formulation of Botulinum Toxin, page 78</u>

15. Please define the terms "lyophilized drug product" and "diluents for reconstitution."

16. You disclose in the second bullet point on page 79 certain results of your consumer-market research performed by a third party in 2012. To the extent that the research considered and addressed topics in addition to the single metric you have disclosed,

please expand your disclosure to provide a complete and fulsome discussion of all of the results of your consumer-market research. Please also describe how the study was conducted and how "consumers" were identified and/or solicited. Please include similar disclosure with respect to your research among physicians noted in the second bullet point highlighting the benefits to physicians of RT001 also on page 79.

Phase 3 Clinical Trials, page 79

17. You disclose on page 33 that some participants in your clinical trials have reported adverse events after being treated with RT001. Please disclose with respect to the two Phase 3 trials that are underway whether any adverse events have arisen and identify all such adverse events.

Phase 2b Clinical Trials, page 81

18. Your disclosure indicates that you have conducted three Phase 2b clinical trials. We note that CL017 and CL024 were double-blinded, placebo-controlled trials which may have yielded more independent results and placebo comparisons, however, the results of the third trial should be presented. Please revise your disclosure to include a summary of the trial and its results.

19. Explain further the nature of results that are associated with the two-point improvement in IGA-LCL severity and PSA from baseline.

20. Please disclose all of the adverse events observed and describe how you determined that certain of them were not related to the trial procedure or the study drug.

Development of RT001 for Treatment of Hyperhidrosis, page 83

21. Please describe the design of your initial Phase 2 hyperhidrosis clinical trial for which you have presented data on pages 83 and 84.

Manufacturing and Operations, page 89

22. Please update your disclosure to include a discussion of your supply arrangement with List Biological Laboratories noted on page 70. Your disclosure should include a discussion of all materials terms including payments made to date, total aggregate milestone payments that may be due, term and termination provisions and a range of royalties within which your royalty on net sales falls to a range that does not exceed ten percentage points.

23. For each of your agreements with American Peptide Company, Hospira, Inc. and Duoject Medical Systems, Inc. please expand your disclosure to describe the materials terms of each agreement including, without limitation, payment obligations, term and termination

provisions. Further, please file a copy of your agreement with American Peptide Company or, alternatively, provide your analysis as to why you are not substantially dependent upon this agreement.

Competition, page 97

24. You disclose on page 98 that you are aware that other companies are developing topical neuromodulators for cosmetic and therapeutics indications and on page 75 that there are over 100 active clinical trials for a wide range of uses of botulinum toxin with more than one-third of these identified as being in Phase 3. To the extent that you are aware, as you disclose, of potentially competitive topical products that may reach the market before or close to the same time as you expect RT001 to obtain regulatory approval and reach the market, please expand your disclosure to specifically discuss these products candidates in comparison with RT001. [

Certain Relationships and Related Party Transactions, page 116
Sales of Preferred Stock, page 116

25. It appears that the total consideration reflected in the tabular disclosure exceeds the total consideration noted in the introductory paragraph. Please advise us as to the discrepancy between Total Purchase Price and aggregate consideration from the Series D and Series E-5 offerings.

Lock-up agreements, page 130

26. Once available, please file copies of each of the lock-up agreements.

Notes to Consolidated Financial Statements
4. Medicis Settlement, page F-22

27. Please disclose how you determined the relative fair value of the reacquired technology rights and the value of the preferred shares before and after the settlement date. Further, you indicate that specified preferential rights from the Medicis Series C-3 convertible preferred stock, including the termination of the Acquisition Option and License Option were removed. Please disclose the nature of these specified preferential rights that resulted in a $3.2 million loss in value.

13. Convertible Preferred Stock
Conversion, page F-34

28. You state "The convertible preferred stock is automatically convertible into common stock at the then-current conversion rate". Please disclose the nature of the adjustments to the conversion rate and the potential accounting impact of such adjustments.

19. Subsequent Events, page F-48

29. Please disclose the significant terms of the Series E convertible preferred shares. Refer to ASC 505-10-50-3. Additionally, please tell us and disclose how you intend to account for the warrants issued in conjunction with the Series E convertible preferred stock in early 2013.

30. You state that the conversion of the Convertible Notes has a significant impact on the consolidated financial statements and that you are "currently evaluating the impact of the occurrence of the contingent settlement event to the Company's consolidated financial statements." Please explain to us your accounting for these events.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, John Krug, Staff Attorney, at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Mark B. Weeks
        Cooley LLP